



SO 3/11/04

SECURITIES   04004811   ION

W. _____, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2004

SEC FILE NUMBER
8- 30511

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/03_____ AND ENDING _____12/31/03_____
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRIARCLIFF CAPITAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

____1800 Corporate Boulevard, #303____
                       (No. and Street)

____Boca Raton, FL   33431____

       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
____Jack Spiegelman____   (561) 994-6229
                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

____Phillip L. Glickman, CPA____
                       (Name – *if individual, state last, first, middle name*)

____605 Ives Dairy Road, Suite G-103,North Miami Beach, FL   33179____
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, _____ Jack Spiegelman _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Briarcliff Capital Corp. _____ , as of _____ December 31 _____ , 20 03 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Max Ganthier, Jr.
Commission # DD112772
Expires April 29, 2006
Bonded Thru
Atlantic Bonding Co., Inc.

_____
                         Signature

__President_____
                  Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIARCLIFF CAPITAL CORP.

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2003

BRIARCLIFF CAPITAL CORP.

DECEMBER 31, 2003

CONTENTS

Phillip L Glickman, C.P.A.
605 Ives Dairy Road
Suite G-103
North Miami Beach, FL 33179
(305) 652-4241

INDEPENDENT AUDITOR'S REPORT

Stockholders and Directors
Briarcliff Capital Corp.
Boca Raton, Florida

I have audited the accompanying statement of financial condition of Briarcliff Capital Corp. as of December 31, 2003, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Briarcliff Capital Corp. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip J. Glickman C.P.A.

Miami, Florida
February 23, 2004

BRIARCLIFF CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Current Assets:	
Cash and Cash Equivalents	$425,234
Receivable from Clearing Firms	22,436
Total Current Assets	447,670
Furniture and Fixtures - net of accumulated depreciation of $7,421	889
Other Assets	9,168
Investment - NASDAQ	20,100
TOTAL ASSETS	$ 477,827

LIABILITIES AND SHAREHOLDER'S EQUITY

Aggregate Indebtedness		
Accounts Payable	$	112,677
Arbitration Payable		242,000
		354,677
Subsequent Event		
Shareholder's Equity		
Common Stock, no par value; 10,000 shares authorized; 100 Shares issued and outstanding		25,000
Additional paid-in capital		89,000
Retained Earnings		9,150
		123,150
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	477,827

The Accompanying Notes Are an Integral Part
of These Financial Statements

BRIARCLIFF CAPITAL CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues:

Commissions	$	381,849
Other Brokerage Income		27,968
Annuity Commissions		135,941
Investment Advisory Income		175,193
Legal Indemnification		300,000
Other Income		3,966
		1,024,917

Expenses:

Clearing Expenses	146,142
Payroll	156,685
Commissions	265,434
Arbitration Award	242,000
Depreciation	726
Administrative and General	176,841
	987,828

Net Income	$	37,089

The Accompanying Notes Are an Integral Part
of These Financial Statements

BRIARCLIFF CAPITAL CORP.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
Balances, beginning	$ 25,000	$ 98,300	$ (27,939)	$ 95,361
Capital distributions	-	(9,300)	-	(9,300)
Net Income	-	-	37,089	37,089
Balances, ending	$ 25,000	$ 89,000	$ 9,150	$ 123,150

The Accompanying Notes Are an Integral Part
of These Financial Statements

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BRIARCLIFF CAPITAL CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows from Operating Activities:	
Net (loss)	$ 37,089
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Depreciation and amortization	726
Decrease in receivable from clearing firms	12,364
Decrease in other assets	3,758
Increase in aggregate indebtedness	271,224
Total Adjustments	288,072
Net Cash Provided by Operating Activities	325,161
Cash Flows from Financing Activities:	
Stockholder distributions	(9,300)
Net Cash Used by Financing Activities	(9,300)
Net Decrease in Cash and Cash Equivalents	315,861
Cash and Cash Equivalents, Beginning of Year	109,373
Cash and Cash Equivalents, End of Year	$ 425,234

The Accompanying Notes Are an Integral Part
of These Financial Statements

BRIARCLIFF CAPITAL CORP.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

NOTE 1 - <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

The accounting policies that affect the more significant elements of the Company's financial statements are summarized below.

ORGANIZATION

The Company is registered with the United States Securities and Exchange Commission and the National Association of Securities Dealers, Inc. as a broker/dealer in securities. Consequently, its record keeping is in accordance with rules and regulations prescribed by these Agencies. The Company was formerly known as Track Securities Corp. The Company is a Florida corporation.

NET CAPITAL

The Company is subject to the "Net Capital Rule" of the Securities and Exchange Commission which requires that the Company's "Aggregate Indebtedness" as defined, shall not exceed 1,500% of "Net Capital", as defined. At December 31, 2003, the Company's "Net Capital" was $83,584 and the "Required Net Capital", as defined, was $23,645. The ratio of "Aggregate Indebtedness" to "Net Capital" is 4.24 to one.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

INCOME TAXES

The company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholder of an S corporation is taxed on his proportionate share of the company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment are valued at cost. Depreciation is computed on the straight-line and accelerated methods for financial accounting purposes, based on the estimated useful lives of the assets.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

COMMISSIONS

Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur.

INVESTMENT ADVISORY INCOME

Investment advisory fees are received quarterly but are recognized as earned on a pro-rata basis over the term of the contract.

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

NOTE 2 - FURNITURE AND FIXTURES

Furniture and fixtures are summarized as follows:

Office Equipment	$6,210
Leasehold Improvements	2,100
	8,310
Accumulated Depreciation	(7,421)
	$ 889

NOTE 3 - OPERATING LEASES

The Company has a lease on its office space which is classified as an operating lease. Total rent expense for 2003 was $46,845. Future minimum lease payments under the noncancellable operating lease are:

2004	$48,000
2005	20,000
	$68,000

NOTE 4 – LINE OF CREDIT

The Company has a $50,000 line of credit with a commercial bank at 1.75% over the prime interest rate. At yearend, it owed the bank $-0-. The line of credit does not have a maturity date.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company has interest payable to one of its stockholders approximately $18,750 and salary payable of approximately $46,376.

NOTE 6 – SUBSEQUENT EVENT

During the year ended December 31, 2003, the Company accrued an arbitration award settlement of $242,000. In accordance with an indemnification agreement, the Company received $300,000, which was recognized as income in 2003. In January, 2004, the arbitration was settled, and the Company had no liability. Accordingly, the Company paid the indemnifier $300,000 during February, 2004.

SUPPLEMENTARY INFORMATION

BRIARCLIFF CAPITAL CORP.
COMPUTATION OF NET CAPITAL PER UNIFORM
NET CAPITAL RULE 15c 3-1
FOR THE YEAR ENDED DECEMBER 31, 2003

Computation of Net Capital

Total ownership equity from Statement of Financial Condition	$ 123,150
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Total capital and allowable subordinated liabilities	123,150
Non-allowable assets	(32,134)
Net capital before haircuts on securities positions	91,016
Haircuts on securities	(7,432)
Net capital	$ 83,584
Aggregate Indebtness	
Accounts Payable	$ 354,677
Total Aggregate Indebtness	$ 354,677
Computation of basic net capital requirement	
Minimum net capital requirement at 1,500 percent	$ 23,645
Net capital requirement per aqreement with NASD	$ 5,000
Excess net capital	$ 59,939
Excess net capital at 1,500 percent	$ 59,939
Excess net capital at 1,000 percent	$ 48,116
Ratio of aggregate indebtedness to net capital	424%

See the Accompanying Independent Auditor's Report

BRIARCLIFF CAPITAL CORP.
COMPUTATION OF NET CAPITAL PER UNIFORM
NET CAPITAL RULE 15c 3-1
FOR THE YEAR ENDED DECEMBER 31, 2003

RECONCILIATION OF COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE
15C 3-1 TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART II FILING

No material differences exist between the net capital computation included in the financial
statements and the computation included in the Company's corresponding unaudited
Form X-17A-5, Part II filing.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

There were no liabilities subordinated to the claims of general creditors at December 31, 2003, or at
any time during the year then ended.

Balance, beginning of period	-
Increases	-
Decreases	-
Balance, end of period	-

See the Accompanying Independent Auditor's Report

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Phillip L Glickman, C.P.A.
605 Ives Dairy Road
Suite G-103
North Miami Beach, FL 33179
(305) 652-4241

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
ACCOUNTING CONTROL REQUIRED BY
SEC RULE 17a-5

Board of Directors
Briarcliff Capital Corp.
Boca Raton, Florida

In planning and performing my audit of the financial statements and supplemental schedules of Briarcliff Capital Corp, (The Company), for the year ended December 31, 2003, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

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Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Philip L. Hickman C.P.A.

Miami, Florida
February 23, 2004

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